VIA EDGAR

April 18, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Jeffrey Kauten, Staff Attorney

Re:	Auddia Inc.
Registration Statement on Form S-1 File No. 333-270813
Request for Withdrawal

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-270813 (the “Registration Statement”).

The Company has determined to pursue other financing alternatives. Accordingly, the Company has determined not to pursue the public offering contemplated by the Registration Statement at this time.

The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance.

Sincerely,

AUDDIA INC.

/s/ Michael Lawless

Michael Lawless

Chief Executive Officer